Exhibit 99.2

AMBERJACK PIPELINE COMPANY LLC
Financial Statements
Years Ended December 31, 2019 and 2018

Report of Independent Auditors

To the Management Committee and Members
Amberjack Pipeline Company LLC

We have audited the accompanying financial statements of Amberjack Pipeline Company LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, members’ capital and cash flows for each of the two years in the period ended December 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amberjack Pipeline Company LLC at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2014-09

As discussed in Note 8 to the financial statements, the Company changed its method of accounting for recognizing revenue as a result of the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the amendments in ASUs 2015-14, 2016-08, 2016-10 and 2016-12 effective January 1, 2019. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young

Houston, TX
February 14, 2020

AMBERJACK PIPELINE COMPANY LLC
BALANCE SHEETS

	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$18,558,635	$9,462,019
Accounts receivable, net
Related parties	15,003,531	15,521,069
Third parties	12,786,503	12,305,466
Materials and supplies inventory	5,019,639	5,019,639
Allowance oil, net	2,606,822	1,295,241
Other current assets	2,156,799	2,156,158
Total current assets	56,131,929	45,759,592
Property, plant and equipment	1,086,231,821	1,086,231,821
Accumulated depreciation	(287,799,348)	(245,189,600)
Property, plant and equipment, net	798,432,473	841,042,221
Prepaid and other deferred charges	4,704,523	4,858,067
Advance for operations due from related party	300,000	300,000
Total assets	$859,568,925	$891,959,880
LIABILITIES and MEMBERS' CAPITAL
Current liabilities
Accounts payable and accrued liabilities	$57,128	$182,139
Payable to related parties	3,566,311	3,951,216
Other current liabilities	167,757	167,757
Total current liabilities	3,791,196	4,301,112
Long-term liabilities and deferred income	32,283,319	4,124,105
Commitments and contingencies (Note 7 & 11)
Members’ capital	823,494,410	883,534,663
Total liabilities and members’ capital	$859,568,925	$891,959,880
The accompanying notes are an integral part of these financial statements.

AMBERJACK PIPELINE COMPANY LLC
STATEMENTS OF INCOME
Years Ended December 31, 2019 and 2018

	2019	2018
Revenue
Operating revenue – related parties	$175,023,100	$166,264,591
Operating revenue – third parties	135,687,795	128,604,011
Product revenue – related parties	4,076,886	—
Total revenue	314,787,781	294,868,602
Operating costs and expenses
Operations	11,365,990	12,592,589
Maintenance	6,709,318	4,956,836
Cost of product sold	3,901,004	—
General and administrative	6,687,370	8,747,000
Depreciation and amortization	42,903,834	42,842,469
Property taxes	170,112	52,091
Net (gain) loss on pipeline operations	1,327,826	4,257,575
Total costs and expenses	73,065,454	73,448,560
Operating income	241,722,327	221,420,042
Other income	167,756	167,756
Interest income	1,371,179	11,399
Net income	$243,261,262	$221,599,197
The accompanying notes are an integral part of these financial statements.

AMBERJACK PIPELINE COMPANY LLC
STATEMENTS OF MEMBERS’ CAPITAL
Years Ended December 31, 2019 and 2018

	Shell Pipeline Company LP (1)	Shell Midstream Partners, L.P. (1)	Chevron Pipe Line Company	Total
Members’ capital at December 31, 2017	$481,100,958	$—	$451,634,508	$932,735,466
Net income before May 11, 2018	33,903,997	—	31,224,843	65,128,840
Cash distributions before May 11, 2018	(36,212,500)	—	(33,150,000)	(69,362,500)
Equity transfer on May 11, 2018	(478,792,455)	478,792,455	—	—
Net income after May 11, 2018	—	80,300,000	76,170,357	156,470,357
Cash distributions after May 11, 2018	—	(104,400,000)	(97,037,500)	(201,437,500)
Members’ capital at December 31, 2018	$—	$454,692,455	$428,842,208	$883,534,663
Impact of change in accounting principle (2)	—	(9,426,518)	(9,426,517)	(18,853,035)
Net income	—	126,026,831	117,234,431	243,261,262
Cash distributions	—	(147,142,310)	(137,306,170)	(284,448,480)
Members’ capital at December 31, 2019	$—	$424,150,458	$399,343,952	$823,494,410

(1) On May 11, 2018, Shell Midstream Partners, L.P. acquired Shell Pipeline Company LP’s ownership interests in Amberjack Pipeline Company LLC, which is comprised of 75.0% of the issued and outstanding Series A membership interests and 50.0% of the issued and outstanding Series B membership interests. The other 25% of Series A units and 50% of Series B units remain with Chevron Pipe Line Company.

(2) Impact of adoption of Topic 606, “Revenue from Contracts with Customers” effective January 1, 2019.

The accompanying notes are an integral part of these financial statements.

AMBERJACK PIPELINE COMPANY LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities
Net income	$243,261,262	$221,599,197
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,903,834	42,842,469
Net (gain) loss from pipeline operations	1,327,826	4,257,575
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable, net	36,501	(9,338,819)
(Increase) decrease in materials and supplies inventory and allowance oil, net	(2,639,407)	(4,769,105)
(Increase) decrease in prepaid and other deferred charges	(141,183)	(449,975)
Increase (decrease) in accounts payable and accrued liabilities	519,860	(199,808)
Increase (decrease) in other long-term liability	9,306,179	(167,758)
Net cash provided by operating activities	294,574,872	253,773,776
Cash flows from investing activities
Capital expenditures	(1,029,776)	(1,257,358)
Net cash used in investing activities	(1,029,776)	(1,257,358)
Cash flows from financing activities
Distributions to members	(284,448,480)	(270,800,000)
Net cash used in financing activities	(284,448,480)	(270,800,000)
Increase (decrease) in cash and cash equivalents	9,096,616	(18,283,582)
Cash and cash equivalents at the beginning of the period	9,462,019	27,745,601
Cash and cash equivalents at the end of the period	$18,558,635	$9,462,019

Supplemental cash flow disclosures
Change in accrued capital expenditures	$1,029,776	$(1,029,776)

The accompanying notes are an integral part of these financial statements.

AMBERJACK PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018
1. Organization and Business

Amberjack Pipeline Company LLC (“Amberjack”, “we”, “us” or “our”) is a Delaware limited liability company (“LLC”), which owns and operates a pipeline system for the transportation of crude oil from the Green Canyon, Ewing Bank and Grand Isle areas in the Gulf of Mexico to the intersection with the Mars Oil Pipeline Company’s pipeline at Fourchon, Louisiana. Amberjack was formed in 2005 from a previous partnership between Shell Pipeline Company LP (“Shell Pipeline”), an indirect wholly-owned subsidiary of Shell Oil Company (“Shell Oil”) and Chevron Pipe Line Company (“Chevron”). Both Shell Pipeline and Chevron contributed cash and certain pipeline related assets to Amberjack and are referred to as its Members. Following the formation, Amberjack issued two series of ownership interests wherein, (i) all the assets and liabilities of the former Partnership became the assets and liabilities of Amberjack Series A (“Series A”) units, 75% owned by Shell Pipeline and 25% owned by Chevron and (ii) Amberjack Series B (“Series B”) units were owned 50% by Shell Pipeline and 50% by Chevron. The proceeds from the issuance of the Series B units were used to fund the construction of the Tahiti pipeline. Since Amberjack is an LLC, no Member is liable for debts, obligations or liabilities, including under a judgment decree or order of a court, and shall continue until such time as a certificate of cancellation is filed with the Secretary of the State of Delaware.

On May 11, 2018, Shell Midstream Partners, L.P. (“Shell Midstream”) acquired Shell Pipeline’s ownership interests in Amberjack, which is comprised of 75% of the issued and outstanding Series A membership interests and 50% of the issued and outstanding Series B membership interests. The remaining 25% of Series A units and 50% of Series B units remain with Chevron. As a result of the transaction, Shell Pipeline and Chevron remained operators of Amberjack (the “Operators”).

2. Recent Accounting Pronouncements

Standard Adopted as of January, 1 2019
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 to Topic 606, Revenue from Contracts with Customers, which superseded revenue recognition guidance in Topic 605, Revenue Recognition, under generally accepted accounting principles in the United States (“U.S. GAAP”). We adopted the new standard utilizing the modified retrospective transition approach, effective January 1, 2019, by recognizing the cumulative effect of initially applying the standard for periods prior to January 1, 2019 to the opening balance of Members’ capital. See Note 8 – Revenue Recognition for additional information and disclosures required by the new standard.

Standards Not Adopted as of December 31, 2019
In February 2016, the FASB issued ASU 2016-02 to Topic 842, Leases, which requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either a finance lease or operating lease with classification affecting the pattern of expense recognition in the statements of income and presentation of cash flows in the statements of cash flows. This update also requires additional disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. For lessors, this update modifies the classification criteria and the accounting for sales-type and direct finance leases. This update is effective on a modified retrospective basis for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are adopting the new standard using the modified retrospective transition approach, effective January 1, 2020. We do not expect to recognize any cumulative effect of initially applying the standard for periods prior to January 1, 2020. We have completed the identification and aggregation of our lease contract population. We have also completed our review of these lease contracts to determine the transition approach as well as any necessary changes to existing processes and controls. The adoption will impact our financial statements and related disclosures as we will recognize right-of-use assets of approximately $57 million and corresponding lease liabilities for operating lease liabilities (where we are the lessee) of approximately $57 million.

We will elect the practical expedients upon transition that will retain the lease classification and initial direct costs for any leases that exist prior to adoption. As such, we are not required to reassess whether any contracts entered into prior to adoption are leases. In January 2018, the FASB issued ASU 2018-01 to provide an optional transition practical expedient to not evaluate existing or expired land easements that were not previously accounted for as leases under existing guidance. We will elect this practical expedient. In July 2018, the FASB issued ASU 2018-11 which provides entities an optional transitional relief method that allows entities to not apply the new guidance in the comparative periods they present in their financial statements in the year of adoption. This update also provides an optional practical expedient for lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. We will elect all these most recent practical expedients with the exception of the practical expedient to avoid separating lease and non-lease components within a contract and will continue to evaluate all other available transition practical expedients offered in connection with the new lease standards.

AMBERJACK PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018
In June 2016, the FASB issued ASU 2016-13 to Topic 326, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the current incurred loss impairment method with a method that reflects expected credit losses on financial instruments. For trade receivables, entities will be required to estimate lifetime expected credit losses. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are adopting this new standard effective January 1, 2020 and we do not expect the adoption of ASU 2016-13 to have a material impact on our financial statements and related disclosures.

3. Summary of Significant Accounting Policies

We practice the following significant accounting policies, which are presented as an aid to understanding the financial statements.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. GAAP.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management believes the estimates are reasonable.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash on deposit at the bank.

Accounts Receivable
Our accounts receivable is primarily from purchasers and shippers of crude oil. These purchasers include, but are not limited to refiners, producers, marketing and trading companies and financial institutions that are active in the physical and financial commodity markets. The majority of our accounts receivable relate to our crude oil supply and logistics activities that can generally be described as high volume and low margin activities.

We review all outstanding accounts receivable balances on a monthly basis and record a reserve for amounts that we expect will not be fully recovered. We do not apply actual balances against the reserve until we have exhausted substantially all collection efforts. We had no allowance for doubtful accounts at December 31, 2019 and 2018.

Inventories
Inventories of materials and supplies are carried at the lower of average cost or net realizable value.

Allowance Oil
A loss allowance factor of 0.1% per barrel is incorporated into applicable crude oil tariffs to offset evaporation and other losses in transit. Allowance oil represents the net difference between the tariff product loss allowance (“PLA”) volumes and the actual volumetric losses. We take title to any excess loss allowance when product losses are within an allowed level and convert that product to cash periodically at prevailing market prices.

Allowance oil is valued at cost using the average market price for the relevant type of crude oil during the month product was transported. At the end of each reporting period, we assess the carrying value of our allowance oil and makes any adjustments necessary to reduce the carrying value to the applicable net realizable value. We recorded a reduction to allowance oil of $212,241 and $597,763 at December 31, 2019 and 2018, respectively.

Cost of product sold in 2019 presented within the Statements of Income represents the cost of sales of allowance oil and any net realizable value adjustments recorded during the reporting period. See Revenue Recognition discussed below.

Other Current Assets
We entered into several lease agreements (“LOPS agreements”) to lease usage of offshore platform spaces located at Green Canyon Block 19 (“GC 19”) and Ship Shoal Block 332 (“SS 332”). “Other current assets” presented on the Balance Sheets includes prepaid rent related to the LOPS agreements, prepaid insurance and prepaid common facilities expense.

AMBERJACK PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018
Property, Plant, and Equipment
Property, plant and equipment is stated at its historical cost of construction, or upon acquisition, at either the fair value of the assets acquired or the historical carrying value to the entity that placed the asset in service. Expenditures for major renewals and betterments are capitalized while minor replacements, maintenance and repairs, which do not improve or extend asset life, are expensed when incurred. For constructed assets, all construction-related direct labor and material costs, as well as indirect construction costs, are capitalized. Gains and losses on the disposition of assets are recognized on the Balance Sheets against the accumulated depreciation unless the retirement was an abnormal or extraordinary item.

We compute depreciation using the straight-line method based on estimated economic lives. Historically, we applied composite depreciation rates from 3.33% to 20% to functional groups of property having similar economic characteristics. Following the composite method of depreciation, the gains and losses from ordinary disposals or retirements of property, plant and equipment normally would be credited or charged to accumulated depreciation. The gains and losses from the disposal of the raw construction material are recognized within the Statements of Income.

In late 2017, we contracted an independent energy consulting firm to perform a depreciation study, which provided new average remaining useful lives for our property, plant and equipment. The results of the study reflect the following new average remaining lives effective January 1, 2018: 20 to 23 years for right of way, line pipe, line pipe fittings, pipeline construction; 11 to 19 years for buildings, pumping equipment, other station equipment, office furniture and equipment; and 14 to 17 years for communication systems, vehicles and other work equipment (oil tanks and delivery facilities are no longer applicable to our assets). The new composite depreciation rates were also effective January 1, 2018 and range from 2.9% to 5.9%. This was a prospective change in accounting estimates that has been applied to the period beginning January 1, 2018 and thereafter.

Prepaid and Other Deferred Charges
Prepaid and other deferred charges represent payment to Shell GOM Pipeline Company LLC (“SGPC”) for the upgrade and replacement of equipment at GC 19 common facilities platform. This platform is owned by SGPC and is used by Amberjack and other parties. The project was completed in 2016 and our share in the costs are being amortized over the asset useful life of 30 years.

Asset Retirement Obligations
Asset retirement obligations represent contractual or regulatory obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the asset. We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses at fair value on a discounted basis when they are incurred and can be reasonably estimated. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when settled at the time the asset is taken out of service.

We continue to evaluate our asset retirement obligations and future developments could impact the amounts we record. The demand for our pipelines depends on the ongoing demand to move crude oil through the system. Although individual assets will be replaced as needed, we expect our pipelines will continue to exist for an indeterminate economic life. As such, there is uncertainty around the timing of any asset retirement activities. As a result, we determined that there is not sufficient information to make a reasonable estimate of the asset retirement obligations for our assets and we have not recognized any asset retirement obligations as of December 31, 2019 and 2018.

Impairments of Long-Lived Assets
Long lived assets of identifiable business activities are evaluated for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. These events include market declines that are believed to be other-than-temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment, such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying values based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. When an indicator of impairment has occurred, we compare our management’s estimate of forecasted undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the assets are recoverable (i.e., the undiscounted future cash flows exceed the net carrying value of the assets). If the assets are not recoverable, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. We determined that there were no asset impairments in the years ended December 31, 2019 and 2018.

AMBERJACK PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018
Fair Value of Financial Instruments
Assets and liabilities requiring fair value presentation or disclosure are measured using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and are disclosed according to the quality of valuation inputs under the following hierarchy:

Level 1 Quoted prices in an active market for identical assets or liabilities.
Level 2 Inputs other than quoted prices that are directly or indirectly observable.
Level 3 Unobservable inputs that are significant to the fair value of assets or liabilities.

The fair value of an asset or liability is classified based on the lowest level of input significant to its measurement. A fair value initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement or corroborating market data becomes available. Asset and liability fair values initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.

The carrying amounts of our Accounts receivable, net, Other current assets, Prepaid and other deferred charges, Accounts payable and accrued liabilities and Payable to related parties approximate their fair values due to their short-term nature.

Nonrecurring fair value measurements are applied with respect to our nonfinancial assets and liabilities measured on a nonrecurring basis, which includes the determination of the fair value for impairment of our long-lived assets.

Concentration of Credit and Other Risks
A significant portion of our receivables are from related parties and other oil and gas companies. Although collection of these receivables could be influenced by economic factors affecting the oil and gas industry, management believes the risk of significant loss to be remote.

The following table shows revenues from third and related parties that accounted for 10% or more of “Total revenue” for the indicated dates:

	December 31,
	2019		2018
Shipper A(1)	$155,196,539	50%	$145,960,449	50%
Shipper B(2)	64,750,446	21%	56,042,087	19%

(1) Related party shipper
(2) Third party shipper

The following table shows receivables from third and related parties that accounted for 10% or more of “Accounts receivable, net” for the indicated dates:

	December 31,
	2019		2018
Shipper A(1)	$13,345,576	48%	$13,759,449	49%
Shipper B(2)	5,578,152	20%	5,026,007	18%

(1) Related party shipper
(2) Third party shipper

Development and production of crude oil in the service area of the pipeline are subject to, among other factors, prices of crude oil, as well as federal and state energy policy, none of which are within our control.

We have concentrated credit risk for cash by maintaining deposits in a major bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). We monitor the financial health of the bank and have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk. As of December 31, 2019 and 2018, we had $18,308,635 and $9,212,019, respectively, in cash and cash equivalents in excess of FDIC limits.

AMBERJACK PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018
Net (Gain) Loss from Pipeline Operations
We experience volumetric gains and losses from our pipeline operations that may arise from factors such as shrinkage or measurement inaccuracies within tolerable limits. Gains and losses from pipeline operations that are related to allowance oil are presented net in the Statements of Income as “Net (gain) loss from pipeline operations.” Beginning January 1, 2019, volumetric losses are recorded under the “Product revenue – related parties” category in the Statements of Income (previously reported under “Net (gain) loss from pipeline operations.”)

Revenue Recognition
Our revenues are primarily generated from the transportation of crude oil through our pipelines. We recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

See Note 8 – Revenue Recognition for information and disclosures related to revenue from contracts with customers.

Taxes
We have not historically incurred income tax expense, as limited liability companies, in accordance with the provisions of the Internal Revenue Code, are not subject to U.S. federal income taxes. Rather, each Member includes its allocated share of our income or loss in its own federal and state income tax returns. We are responsible for various state property and ad valorem taxes, which are recorded in the accompanying Statements of Income as “Property taxes.”

On December 22, 2017, the Tax Cuts and Jobs Act bill was enacted, which includes a broad range of tax reform legislation affecting businesses, including reducing the corporate tax rate, changes to business deductions and sweeping changes to international tax provisions. We analyzed the effects of this tax reform and concluded the impact would be on the Members and not the entity itself. As such, no adjustment was made to the financial statements in relation to the tax reform.

4. Property, Plant and Equipment

Property, plant and equipment consisted of the following as of December 31, 2019 and 2018:

	December 31,
	2019	2018
Buildings	$26,253,142	$26,253,142
Line pipe, equipment and other pipeline assets	1,039,523,679	1,039,523,679
Rights-of-way	826,662	826,662
Office, communication and data handling equipment	19,628,338	19,628,338
Total	1,086,231,821	1,086,231,821
Accumulated depreciation	287,799,348	(245,189,600)
Property, plant and equipment, net	$798,432,473	$841,042,221

Depreciation expense on property, plant and equipment is included in “Depreciation and amortization” in the accompanying Statements of Income for the years ended December 31, 2019 and 2018 in the amount of $42,903,834 and $42,842,469, respectively.

5. Related Party Transactions

We derive a significant portion of our operating and product revenue from related parties (“affiliates”), which are based on published tariffs and contractual agreements. This activity amounted to $175,023,100 and $166,264,591 for the years ended December 31, 2019 and 2018, respectively. All such transactions are within the ordinary course of business. At December 31, 2019 and 2018, we had affiliate receivables of $11,071,637 and $11,784,000 relating to transportation services. Non-transportation affiliate receivables at December 31, 2019 and 2018 were $3,931,894 and $3,737,069, respectively.

AMBERJACK PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018
We have no employees and rely on the Operators to provide personnel who perform daily operating and administrative duties on our behalf. In accordance with terms of the operating agreement, Shell Pipeline and/or Shell Midstream charged us for aggregate expenses incurred on our behalf in the amounts of $18,923,649 and $21,917,040, respectively, for the years ended December 31, 2019 and 2018. Chevron also charged us for expenses incurred on our behalf in the amounts of $4,562,415 and $2,664,829, respectively, for the years ended December 31, 2019 and 2018. These expenses are individually included within “Operations”, “Maintenance” or “General and administrative” expenses in the accompanying Statements of Income.

Substantially all the expenses we incur are paid by Shell Pipeline on our behalf. At December 31, 2019 and 2018, we owed $3,279,873 and $3,756,569, respectively, to reimburse Shell Pipeline for these expenses. We also owed Chevron $286,438 and $194,647, respectively, as of December 31, 2019 and 2018 for various projects led by Chevron. At December 31, 2019 and 2018, we had a receivable balance of $300,000 from Shell Pipeline and/or Shell Midstream, which is comprised of advance payments we made to Shell Pipeline to fund operating expenses. This balance is presented as “Advance for operations due from related party” on the accompanying Balance Sheets.

Employees who directly or indirectly support our operations participate in the pension, postretirement health and life insurance and defined contribution benefit plans sponsored by Shell Oil, which includes other Shell Oil subsidiaries. Our share of pension and postretirement health and life insurance costs for the years ended December 31, 2019 and 2018 were $849,746 and $1,233,882, respectively. Our share of defined contribution benefit plan costs for the same periods were $341,764 and $492,174, respectively. Pension and defined contribution benefit plan expenses are included in “General and administrative” expense in the accompanying Statements of Income.

6. Cost Sharing Agreement

In July 2014, the lease on platform ST301, which was previously utilized by Series A’s pipeline, was terminated. To continue operations, Series A built a subsea access route around the platform and is the sole owner of the new infrastructure, however two affiliate-owned pipelines are connected to Series A’s pipeline. These two affiliates have a cost sharing agreement with Series A to share common costs including the main bypass piping, engineering, design and permitting. The contributed cash is accounted for as deferred income and is included in “Other current liabilities” and “Long-term liabilities and deferred income” on the accompanying Balance Sheets. At December 31, 2019 and 2018, Series A had $3,956,348 and $4,124,105 of deferred income balances, respectively, which relate to prepaid construction costs on Brutus Pipeline as a result of the cost sharing agreement for the ST 301 re-route project. These balances are amortized over the 30-year useful life of the asset and for both years ended December 31, 2019 and 2018, we recorded related amortization of $167,756 to “Other income” in the Statements of Income.

7. Leases

We have several LOPS agreements to lease usage of offshore platform spaces located at GC 19. The original LOPS agreement at platform GC 19 commenced on October 1, 1997 was amended on April 1, 2009 and on November 1, 2016 for the lease of additional platform space. The amended agreement is effective for ten years from the effective or amendment date, with an option for annual renewal thereafter with a 180 days prior written notice. Lease payments, for the years ended December 31, 2019 and 2018 were $1,342,254 and $1,298,690, respectively.

In March 2014, Amberjack assumed all of the rights, duties and obligations of Shell Pipeline’s lease of platform space located in SS 332. The assumed lease agreement was effective April 1, 2002 and shall continue until the earliest date that (i) Amberjack facilities are abandoned by Amberjack and removed as set forth in the lease agreement, (ii) Amberjack, in its sole discretion, elects to discontinue operations when crude oil ceases to be delivered through the Amberjack facilities for a period of three consecutive months or (iii) both parties agree to terminate the agreement. Notwithstanding the foregoing, the lease agreement may be terminated earlier upon ninety days’ prior written notice by either party. The agreement requires adjustment of the lease payment annually based on the Wage Index Adjustment as published by the Council of Petroleum Accountants Society (“COPAS”). Lease payments for SS 332 were $178,837 and $174,482, respectively, for the years ended December 31, 2019 and 2018.

Effective July 1, 2014, we entered into a LOPS agreement to lease additional space at GC 19 from an affiliate of Shell Oil in order to deliver crude oil production gathered from the Jack/St. Malo (“JSM”) host platform to downstream pipelines at GC 19. The agreement is effective for an initial term of 5 years and continues annually thereafter. Each party can terminate the agreement at the end of the initial term or extension term with prior written notice of at least 90 days. The agreement requires adjustment of the lease payment annually based on the Wage Index Adjustment as published by the COPAS. Related lease payments were $1,337,307 and $1,296,948, respectively, for the years ended December 31, 2019 and 2018.

AMBERJACK PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018
Effective July 1, 2016, we entered into a LOPS agreement to further lease additional space at GC 19 from an affiliate of Shell Oil in order to operate a 24-inch crude oil pipeline that will deliver crude oil to downstream pipelines at Fourchon Junction. The agreement is effective for an initial term of 5 years and continues annually thereafter. Each party can terminate the agreement at the end of the initial term or extension term with written notice of at least 90 days prior to the intended termination date. The agreement requires minimum annual lease payments of $1,218,808, adjusted annually based on the percent increase published by COPAS. Related lease payments $1,629,925 and $1,627,922, respectively, for the years ended December 31, 2019 and 2018.

Total lease expense for the years ended December 31, 2019 and 2018 was $4,488,323 and $4,398,042, respectively. Lease expense is included in “Operations” expense within the Statements of Income as all related lease agreements are deemed to be operating leases. All lease agreements that were entered into are classified as operating leases. As of December 31, 2019, future minimum payments related to these leases were as follows:

($ in millions)	Total
2020	$4.3
2021	4.3
2022	4.3
2023	4.3
2024	4.3
Thereafter	69.4
Total future minimum lease payments	$90.9

8. Revenue Recognition

Adoption of Topic 606 "Revenue from Contracts with Customers" – On January 1, 2019, we adopted Topic 606 and all related ASUs to this Topic (collectively, the “revenue standard”) by applying the modified retrospective method to all contracts that were not completed on January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented in accordance with the revenue standard, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under previous U.S. GAAP.

Upon the adoption of the revenue standard, we recorded a non-cash cumulative effect transition adjustment to decrease the opening balance of Members’ capital in the amount of $18,853,034, which related to a deferral of recognition of revenue related to cash collected from life of lease contracts in the early years driven by tiered pricing terms or surcharges that relate to all of the performance obligations within the contracts.

Revenue Recognition – The revenue standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The revenue standard requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

Our Operating revenues, as presented within the Statements of Income, are primarily generated from the transportation of crude oil through our pipelines. To identify the performance obligations, we considered all the products or services promised in the contracts with customers, whether explicitly stated or implied based on customary business practices. Revenue is recognized when each performance obligation is satisfied under the terms of the contract. Each barrel of product transported is considered a distinct service that represents a performance obligation that would be satisfied over time if it were accounted for separately. The services provided over the contract period are a series of distinct services that are substantially the same, have the same pattern of transfer to the customer, and therefore, qualify as a single performance obligation. Since the customer simultaneously receives and consumes the benefits of services, we recognize revenue over time based on a measure of progress of volumes transported for transportation services contracts.

Product revenue related to allowance oil sales is recognized at the point in time when the control of the oil transfers to the customer.

For all performance obligations, payment is typically due in full within 30 days of the invoice date.

AMBERJACK PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018
Transportation services revenue – We have both long-term dedication and transportation contracts and month-to-month transportation contracts for spot shippers that make nominations on our pipelines. For our long-term dedication and transportation contracts, customers dedicate production of the oil well for the life of the dedicated leases. Transportation services are charged at a per barrel rate. We apply the allocation exception guidance for variable consideration related to market indexing for long-term transportation contracts because (a) the variable payment relates specifically to our efforts to transfer the distinct service and (b) we allocate the variable amount of consideration entirely to the distinct service which is consistent with the allocation objective. Transportation services are billed monthly as services are rendered and revenue is recognized over time using an output method measure of progress based on each barrel transported.

Our contracts and tariffs contain terms for the customer to reimburse us for losses from evaporation or other loss in transit in the form of allowance oil. Allowance oil represents the net difference between the tariff PLA volumes and the actual volumetric losses. We obtain control of the excess oil not lost during transportation, if any. Under the revenue standard, we include the excess oil retained during the period, if any, as non-cash consideration and include this amount in the transaction price for transportation services on a net basis. Our allowance oil is valued at the lower of cost or net realizable value using the average market price of the relevant type of crude oil during the month product was transported. Gains and losses from pipeline operations that relate to allowance oil are recorded net within “Net (gain) loss on pipeline operations” in the accompanying Statements of Income.

Certain of our long-term dedication and transportation contracts contain tiered-pricing and/or a surcharges imposed over a specific time period. For these contracts, we estimate the total transaction price using production forecasts multiplied by the transportation rate; this approach takes into consideration any tiered pricing, and any applicable surcharge. In considering whether the variable consideration is constrained, we consider scenarios in which forecasted volumes are significantly higher or lower during periods in which a surcharge or tiered price is in effect as well as scenarios in which the life of the dedicated leases is extended past its expected life.

Deferred revenue – Prior to January 1, 2019, deferred revenue under our transportation services arrangements was previously recognized into revenue once all contingencies or potential performance obligations associated with the related volumes had been satisfied or expired. Under the revenue standard, we are required to estimate the likelihood that unused volumes will be shipped or forfeited at each reporting period based on additional data that becomes available and only to the extent that it is probable that a significant reversal of revenue will not occur. In some cases, this estimate could result in the earlier recognition of revenue.

Product revenue – We generate revenue by selling accumulated allowance oil inventory to customers. Sale of allowance oil is recorded as product revenue, with specific cost based on a weighted average price per barrel recorded as cost of product sold.
Prior to the adoption of the revenue standard, the subsequent sale of allowance oil, net of the product cost, was recorded as Operations expense.

Disaggregation of Revenue – The following table provides information about disaggregated revenue by service type and customer:

Series A

($ in millions)	2019	2018 (1)
Transportation services revenue – third parties	$12.5	$19.4
Transportation services revenue – related parties	17.8	13.3
Total transportation services revenue	30.3	32.7

Product revenue – related parties	4.1	—
Total product revenue (2)	4.1	—

Total revenue	$34.4	$32.7

(1) As noted above, prior period amounts have not been adjusted under the modified retrospective method.
(2) Product revenue for 2019 is comprised of allowance oil sales.

AMBERJACK PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018
Series B

($ in millions)	2019	2018 (1)
Transportation services revenue – third parties	$162.5	$146.9
Transportation services revenue – related parties	117.9	115.2
Total transportation services revenue	280.4	262.1

Product revenue – related parties	—	—
Total product revenue (2)	—	—

Total revenue	$280.4	$262.1

(1) As noted above, prior period amounts have not been adjusted under the modified retrospective method.
(2) Product revenue for 2019 is comprised of allowance oil sales.

Impact of adoption – In accordance with the revenue standard, the following table, which only includes line items impacted by Topic 606, summarizes the impact of adoption on our financial statements as of and for the year ended December 31, 2019:

($ in millions)	2019
Statement of Income	As Reported Under Topic 606	Amounts Without Adoption of Topic 606	Effect of Change Increase/(Decrease)
Revenue
Operating revenue – related parties	$175.0	$180.6	$(5.6)
Operating revenue – third parties	135.7	141.3	(5.6)
Product revenue – related parties	4.1	—	4.1
Costs and expenses
Operations	11.4	11.4	—
Cost of product sold	3.9	—	3.9
Net (gain) loss from pipeline operations	1.3	3.7	(2.4)
Net income	$243.3	$252.7	$(9.4)

Contract Balances – We perform our obligations under a contract with a customer by providing services in exchange for consideration from the customer. The timing of our performance may differ from the timing of the customer’s payment, which results in the recognition of a contract asset or a contract liability. Although we did not have any contract assets as of December 31, 2019, we recognize a contract asset when we transfer goods or services to a customer and contractually bill an amount which is less than the revenue allocated to the related performance obligation. We recognize deferred revenue (contract liability) when the customer’s payment of consideration precedes our performance.

The following table provides information about receivables and contract liabilities from contracts with customers:

($ in millions)	January 1, 2019	December 31, 2019
Receivables from contracts with customers – third parties	$15.5	$15.0
Receivables from contracts with customers – related parties	12.3	12.8
Deferred revenue – related parties	4.1	16.8
Deferred revenue – third parties	—	15.5

AMBERJACK PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018
Significant changes in the deferred revenue balances with customers during the period are as follows:

($ in millions)	December 31, 2018	Transition Adjustment	2019 Additions (1)	2019 Reductions	December 31, 2019 (2)
Deferred revenue – related parties	$4.1	$8.8	$4.9	$—	$17.8
Deferred revenue – third parties	—	10.1	4.5	—	14.5

(1) Contract liability additions resulted from collection of cash for unsatisfied performance obligations.

We currently have no assets recognized from the costs to obtain or fulfill a contract as of December 31, 2019.

As an exemption, we do not disclose the amount of remaining performance obligations for contracts with an original expected duration of one year or less or for variable consideration that is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation.

9. Supplemental Information

Equity interest in Amberjack comprises of two series; Series A and Series B, as defined in Note 1 – Organization and Business. Series A of the Members’ capital represents the assets and liabilities in the pipeline system from the Green Canyon, Ewing Bank and Grand Isle areas in the Gulf of Mexico to the intersection with Mars Oil Pipeline Company’s pipeline at Fourchon, Louisiana. Series A assets, liabilities, income and losses are shared in the ratio of 75:25 between (i) Shell Pipeline prior to May 11, 2018 and Shell Midstream effective May 11, 2018 and (ii) Chevron, respectively. Series B of the Members’ capital represents the assets and liabilities in the pipeline system extension connecting the offshore production area called Tahiti and JSM in the Gulf of Mexico to the existing Amberjack Pipeline in the Gulf of Mexico at GC19. Series B assets, liabilities, income and losses are shared in the ratio of 50:50 between (i) Shell Pipeline prior to May 11, 2018 and Shell Midstream effective May 11, 2018 and (ii) Chevron, respectively. Supplemental information of Series A units and Series B units are presented below:

	December 31, 2019
	Series A	Series B	Total
Revenue	$34,391,878	$280,395,903	$314,787,781
Operating costs and expenses	17,342,051	55,723,403	73,065,454
Operating income	17,049,826	224,672,501	241,722,327
Other income	167,756	—	167,756
Interest income	367,226	1,003,953	1,371,179
Net income	17,584,807	225,676,455	243,261,262
Total assets	97,393,556	762,175,369	859,568,925
Members’ capital	$53,239,252	$770,255,158	$823,494,410

	December 31, 2018
	Series A	Series B	Total
Revenue	$32,734,354	$262,134,248	$294,868,602
Operating costs and expenses	19,287,546	54,161,014	73,448,560
Operating income	13,446,808	207,973,234	221,420,042
Other income	167,756	—	167,756
Interest income	3,028	8,371	11,399
Net income	13,617,592	207,981,605	221,599,197
Total assets	99,900,138	792,059,742	891,959,880
Members’ capital	$55,326,731	$828,207,932	$883,534,663

10. Environmental Remediation Costs

We are subject to federal, state and local environmental laws and regulations. We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental

AMBERJACK PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018
issues and estimating the costs and timing of remediation efforts. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third-party liability claims. Often, as the remediation evaluation and effort progress, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our net income in the period in which they are probable and reasonably estimable. No expenses were incurred for the years ended December 31, 2019 and 2018 in relation to environmental remediation costs.

11. Commitments and Contingencies

In the ordinary course of business, we are subject to various laws and regulations. In the opinion of management, we are in compliance with existing laws and regulations and are not aware of any violations that could materially affect our financial position, results of operations or cash flows. We are subject to several lease agreements, which are accounted for as operating leases and the minimum lease payments over the next five years are disclosed in Note 7 – Leases.

12. Subsequent Events

In preparing the accompanying financial statements, we have reviewed events that have occurred subsequent to December 31, 2019 through February 14, 2020, which is the date of the issuance of the financial statements. Any material subsequent event that occurred during this time has been properly disclosed in the financial statements.